                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 1)*

                              --------------------

                             Atria Communities, Inc.
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                    049905102
                                 (CUSIP Number)

                               Stephanie B. Mudick
                             Deputy General Counsel
                              Travelers Group Inc.
                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-8000

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 22, 1998
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  049905102                                           Page 2 of 4 Pages

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Travelers Group Inc., 52-15680992

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [ ]
3   SEC USE ONLY

4   SOURCE OF FUNDS                               OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                                          [   ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware


 NUMBER OF             7   SOLE VOTING POWER                     0
   SHARES
BENEFICIALLY
  OWNED BY             8   SHARED VOTING POWER               702,165
    EACH
REPORTING              9   SOLE DISPOSITIVE POWER                0
PERSON WITH           10   SHARED DISPOSITIVE POWER          702,165

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON              702,165

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (SEE INSTRUCTIONS)       [   ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.9%
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                HC

Item 1.           Security and Issuer.

                  This Amendment No. 1 to the statement on Schedule 13D, dated May 7, 1998 (the "Schedule 13D"), of Travelers Group Inc. ("TRV") is being filed with respect to the Common Stock, $.10 par value (the "Common Stock"), of Atria Communities, Inc., a Delaware corporation (the "Issuer").

Item 5.           Interest in Securities of the Issuer.

                 (a) and (b) This item as set forth in the Schedule 13D is deleted and the following is inserted in its place:

                 "As of September 22, 1998, TRV may be deemed to beneficially own, through its subsidiaries, 702,165 shares of Common Stock, which includes 702,165 shares of Common Stock issuable upon conversion of 14,650,000 5% Convertible Subordinated Notes due 2002 (the "Convertible Notes"). 702,165 shares of Common Stock represents 2.9% of the outstanding shares of Common Stock (based on 24,088,777 shares of Common Stock outstanding, which is the sum of the 23,386,612 shares of Common Stock outstanding as of August 10, 1998, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, and the 702,165 shares that would be issued upon conversion of the Convertible Notes). As TRV no longer owns 5% or more of the Common Stock, this
Schedule 13D is hereby terminated."

                               Page 3 of 4 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 24, 1998

                                              TRAVELERS GROUP INC.

                                              By: /s/ Stephanie B. Mudick
                                                  --------------------------
                                                     Name: Stephanie B. Mudick
                                                     Title: Assistant Secretary



                               Page 4 of 4 Pages